Sara Lee Corporation

Law Department

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

December 10, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: James Guigliano

Re:	Sara Lee Corporation (Commission File No. 001-03344)
Form 10-K Filed August 29, 2007
Form 10-Q Filed November 7, 2007
Schedule 14A Filed September 14, 2007

Dear James:

Pursuant to our conversation, Sara Lee Corporation, a Maryland corporation, is in receipt of the letter dated November 30, 2007 containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the filings of Sara Lee listed above. Also as we discussed, Sara Lee plans to submit a written response to each of the staff’s comments no later than December 21, 2007.

If you have any questions regarding this matter or desire additional information, please feel free to contact me at (630) 598-8564 or via email at helen.kaminski@saralee.com.

Very truly yours,

Helen N. Kaminski

Assistant General Counsel, Corporate & Securities

Cc: Roderick A. Palmore